UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Changes to the Board of Directors and Board Committees

On July 18, 2025, the board of directors (the “Board”) of PS International Group Ltd. (the “Company”) held a meeting and approved certain changes to the composition of the Board and its committees, as detailed below.

Departure of Directors

The Company acknowledged the expiration of the terms of office for the following directors, effective July 17, 2025: Mr. Eric Chen, Mr. Yong Yao, Ms. Lai Ping Chan, Mr. Zijian Tong, and Mr. Tsao-Lung Lai. The Board expressed its sincere gratitude to the departing directors for their service and contributions to the Company.

Appointment of New Independent Directors

Effective July 18, 2025, the Board appointed the following three individuals as new directors to fill the existing vacancies on the Board:

●	Mr. Kim Fung Keith CHING

●	Mr. Ho Pan Darren KWOK

●	Ms. Sheung Yuk Clara CHIU

The Board has affirmatively determined that each of Mr. Ching, Mr. Kwok, and Ms. Chiu is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

In connection with their appointments, the Company will enter into a director agreement and an indemnification agreement with each of Mr. Ching, Mr. Kwok, and Ms. Chiu. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors. The forms of the director agreement and the indemnification agreement are filed as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

Mr. Kim Fung Keith CHING

Mr. Ching, aged 39, has over 15 years of experience in corporate governance, auditing, and financial management. He currently serves as the Company Secretary of Eggriculture Foods Limited since 2018, where he supports board governance and regulatory compliance with Hong Kong Listing Rules and Companies Ordinance requirements. He is also the sole proprietor of Ching Kim Fung Certified Public Accountant (Practising) since 2016, providing audit services to private companies in Hong Kong. Previously, Mr. Ching was the Financial Controller of Jiangnan Group Limited (stock code: 1366.HK) from 2015 to 2025, and an Assistant Manager (Audit) at SHINEWING (HK) CPA Limited, leading audit and IPO assignments for listed clients across industries.

Mr. Ching holds a BBA (Hons) in Accounting & Finance from The Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and an associate of The Hong Kong Chartered Governance Institute.

There are no arrangements or understandings between Mr. Ching and any other person pursuant to which he was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Ching had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Ching will receive compensation for his service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

Mr. Ho Pan Darren KWOK

Mr. Kwok, aged 36, has over 5 years of professional experience in accounting, auditing, and financial management. He is currently the Financial Controller and Compliance Manager of XTB Limited (Uzen Securities Limited) since March 2025, where he manages accounting functions, regulatory compliance, and financial reporting in a licensed securities firm. He previously served as Accounting Manager at House of Talent Limited (Master Beef Group), and held senior auditing roles at Moore Stephens CPA Limited, Baker Tilly Hong Kong, and Linkers CPA Limited, where he handled audits for private and Hong Kong listed companies.

Mr. Kwok obtained his Bachelor of Science (Hons) in Accounting from the University of Hull. He is proficient in accounting standards and regulatory reporting relevant to Hong Kong’s securities and financial sector.

There are no arrangements or understandings between Mr. Kwok and any other person pursuant to which he was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Kwok had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Kwok will receive compensation for his service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

Ms. Sheung Yuk Clara CHIU

Ms. Chiu, aged 52, brings over 20 years of experience in asset management, financial services, and regulatory compliance. She currently serves as Executive Director and Responsible Officer (Type 9 license) at Sino Linear Investment Management Ltd since November 2023, overseeing strategic operations, hedge fund and PE fund management, and regulatory compliance. Prior roles include senior leadership and Responsible Officer positions at various licensed firms such as HTF Securities Limited, Matrix Securities Ltd, and HK Keystone Capital Limited, with responsibilities spanning fund setup, discretionary account management, middle-back office controls, and risk management.

Ms. Chiu holds a Master of Science in Training & Performance Management from the University of Leicester and a BBA (Hons) in Human Resources Management from Hong Kong Baptist University. She is fluent in Cantonese, English, and Mandarin. Ms. Chiu was appointed to serve as a member of the Audit Committee.

There are no arrangements or understandings between Ms. Chiu and any other person pursuant to which she was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Ms. Chiu had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Ms. Chiu will receive compensation for his service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

Reconstitution of Board Committees

Effective July 18, 2025, the composition of the Board’s committees was reconstituted as follows:

Audit Committee

The Audit Committee of the Board shall now comprise Mr. Kim Fung Keith CHING, Mr. Ho Pan Darren KWOK, and Ms. Sheung Yuk Clara CHIU. The Board has appointed Mr. Kim Fung Keith CHING as the chairman of the Audit Committee.

The Board has determined that each member of the Audit Committee meets the independence criteria set forth in Nasdaq Listing Rule 5605(a)(2) and the heightened independence requirements of Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended. The Board has also determined that Mr. Kim Fung Keith CHING qualifies as an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K and satisfies the financial sophistication requirements under Nasdaq Listing Rule 5605(c)(2)(A).

Compensation Committee

The Compensation Committee of the Board shall now comprise Mr. Hang Tat Gabriel CHAN, Mr. Yee Kit CHAN, and Mr. Ho Pan Darren KWOK. The Board has appointed Mr. Hang Tat Gabriel CHAN as the chairman of the Compensation Committee.

As a foreign private issuer, as disclosed in the Form 20-F filed on April 30, 2025, the Company elected to follow its home country practice (Cayman Islands) in lieu of the requirements of Nasdaq Listing Rule 5605(d)(2), as permitted by Nasdaq Listing Rule 5615(a)(3). Accordingly, the Company’s Compensation Committee is not required to be composed solely of independent directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board shall now comprise Mr. Hang Tat Gabriel CHAN, Mr. Yee Kit CHAN, and Mr. Kim Fung Keith CHING. The Board has appointed Mr. Hang Tat Gabriel CHAN as the chairman of the Nominating and Corporate Governance Committee.

As a foreign private issuer, as disclosed in the Form 20-F filed on April 30, 2025, the Company elected to follow its home country practice (Cayman Islands) in lieu of the requirements of Nasdaq Listing Rule 5605(e)(1), as permitted by Nasdaq Listing Rule 5615(a)(3). Accordingly, the Company’s Nominating and Corporate Governance Committee is not required to be composed solely of independent directors.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form Director Agreement
10.2	Form Indemnification Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: July 22, 2025

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